Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2023

Summary

The quarterly financial report for the first quarter of 2023 (i.e. the three months ended 31 March 2023, the “reporting period”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors (the “Board”) and the supervisory committee of China Southern Airlines Company Limited (the “Company”) and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

The responsible person of the Company, Mr. Ma Xu Lun (Chairman), the responsible person of the accounting of the Company, Mr. Yao Yong (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company), and the responsible person of the accounting department, Ms. Mao Juan (General Manager of Finance Department) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

Whether the First Quarterly Financial Statements have been audited

☐  Yes    √  No

I.	MAJOR ACCOUNTING DATA

(I)	Principal accounting data and financial indicators

Unit: Million    Currency: RMB

Items	The reporting period	Change as compared with the corresponding period last year (%)
Operating revenue	34,055	58.61
Net profit attributable to shareholders of the Company	-1,898	N/A
Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses	-2,163	N/A
Net cash flows generated from operating activities	8,808	51,711.76
Basic earnings per share (RMB/share)	-0.10	N/A
Diluted earnings per share (RMB/share)	-0.10	N/A
Weighted average return on net assets (%)	-3.18	Increase by 2.36 percentage points

	As at the end of the reporting period	As at the end of last year	Change as compared with that of the end of last year (%)
Total assets	308,760	312,001	-1.04

Equity attributable to shareholders of the Company	39,159	41,057	-4.62

(II)	Non-recurring gains and losses

Unit: Million    Currency: RMB

Items	Amount for the reporting period
Gains or losses on disposal of non-current assets	160
Government grants recorded in the income statement for the current period, exclusive of government grants which are closely related to the normal business of the Company and entitled pursuant to unified standard quota or amount under the government policy	142
In addition to the valid hedging business related to the company’s normal business operations, the gains/losses from changes in fair value arising from the holding of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and investment income from the disposal of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and other investments in debt	28
Other non-operating income and expenses other than the above	63
Less: Effect of income tax	48
Effect on non-controlling interests after taxation	80

Total	265

Notes on defining any non-recurring gains and losses items as listed in the “The No. 1 Explanatory Announcement Regarding Information Disclosure for Companies Issuing Securities Publically – Non- Recurring Gains and Losses” as recurring gains and losses items

☐  Applicable     √  Not applicable

(III)	Changes to major accounting data and financial indicators and reasons

√  Applicable     ☐  Not applicable

Items	Percentage of change (%)	Main reason(s)
Operating revenue	58.61	The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year.
Net profit attributable to shareholders of the Company	N/A

The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year, which results in a decrease in losses.

Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses	N/A

The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year, which results in a decrease in losses.

Net cash flows generated from operating activities	51,711.76	The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year.
Basic earnings per share	N/A

The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year, which results in a decrease in losses.

Diluted earnings per share	N/A

The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year, which results in a decrease in losses.

Weighted average return on net assets	Increase by 2.36 percentage points

The aviation passenger transportation market has recovered and passenger transport revenue has increased in the reporting period as compared with the same period last year, which results in a decrease in losses.

II.	INFORMATION OF SHAREHOLDERS

(I)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders as at the end of the reporting period	139,577	Total number of preference shareholders with restored voting rights as at the end of the reporting period (if any)			Not applicable

Shareholdings of the top ten shareholders
Name of shareholder	Capacity of shareholder	Total number of shares held	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged, marked or frozen shares
					Status of shares	Number of shares
China Southern Air Holding Company Limited	State-owned legal entity	9,404,468,936	51.90	3,257,005,885	No	0
Nan Lung Holding Limited	State-owned legal entity	2,612,124,036	14.41	0	No	0
HKSCC Nominees Limited	Overseas legal entity	1,750,872,837	9.66	0	Not known	—
Hong Kong Securities Clearing Company Limited	Overseas legal entity	683,021,828	3.77	0	No	0
China Securities Finance Corporation Limited	State-owned legal entity	320,484,148	1.77	0	No	0
American Airlines, Inc	Overseas legal entity	270,606,272	1.49	0	No	0
China National Aviation Fuel Group Limited	State-owned legal entity	261,685,354	1.44	0	No	0
China Structural Reform Fund Corporation Limited	State-owned legal entity	72,077,475	0.40	0	No	0
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	Domestic non-State- owned legal entity	70,644,579	0.39	0	No	0
Spring Airlines Co., Ltd.	Domestic non-State- owned legal entity	68,547,561	0.38	0	No	0

Particulars of the top ten shareholders not subject to trading restrictions
Name of shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,612,124,036	Overseas-listed foreign shares	2,612,124,036
HKSCC Nominees Limited	1,750,872,837	Overseas-listed foreign shares	1,750,872,837
Hong Kong Securities Clearing Company Limited	683,021,828	RMB ordinary shares	683,021,828
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China National Aviation Fuel Group Limited	261,685,354	RMB ordinary shares	261,685,354
China Structural Reform Fund Corporation Limited	72,077,475	RMB ordinary shares	72,077,475
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	70,644,579	RMB ordinary shares	70,644,579
Spring Airlines Co., Ltd.	68,547,561	RMB ordinary shares	68,547,561
Explanation of the related party relationship or concert party relationship of the above shareholders

China Southern Air Holding Company Limited held in aggregate 2,648,836,036 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung Holding Limited and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other related party relationship between other shareholders.

The overseas-listed foreign shares among the tradable shares not subject to the trading restrictions in the table above include 608,695,652 H shares and 368,852,459 H shares held by Nan Lung Holding Limited, a wholly-owned subsidiary of China Southern Air Holding Company Limited, the controlling shareholder of the Company, in connection with the subscription of the Company’s 2020 non-public issuance of H shares and the subscription of the Company’s 2022 non-public issuance of H shares, respectively. Nan Lung Holding Limited undertakes not to trade or transfer the aforesaid H shares within 36 months from the completion date of subscription for the aforementioned H shares.

Explanation on the top ten shareholders and the top ten shareholders not subject to trading restrictions who have participated in the business of margin financing and securities lending and margin refinancing (if any)

	Not applicable

III.	IMPORTANT INFORMATION

Other important information related to the Company’s business performance during the reporting period should be brought to the attention of the investors

√  Applicable     ☐  Not applicable

Status on the guarantees provided to the SPVs of the Company as of the date of this report:

No.	Established SPVs	Actually Provided (Yes/No)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48

No.	Established SPVs	Actually Provided (Yes/No)	Guaranteed Amount (US$100 million)
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No. 1	Yes	3.52
27	Chongqing Airlines No. 2	Yes	0.32
28	Xiamen Airlines No. 1	Yes	0.66
29	Xiamen Airlines No. 2	Yes	0.10
30	Xiamen Airlines No. 3	Yes	0.09
31	Xiamen Airlines No. 4	Yes	0.19
32	Xiamen Airlines No. 5	Yes	0.19
33	Xiamen Airlines No. 6	Yes	0.20
34	Xiamen Airlines No. 7	Yes	0.11
35	Xiamen Airlines No. 8	Yes	0.19
36	Xiamen Airlines No. 9	Yes	0.19
37	Xiamen Airlines No. 10	Yes	0.19
38	Xiamen Airlines No. 11	Yes	0.19
39	Xiamen Airlines No. 12	Yes	0.08
40	Xiamen Airlines No. 13	Yes	0.19
41	Xiamen Airlines No. 14	Yes	0.18
42	Xiamen Airlines No. 15	Yes	0.18
43	Xiamen Airlines No. 16	Yes	0.09
44	Xiamen Airlines No. 17	Yes	0.09

Total	/	/	54.33

Note

During the reporting period, pursuant to the authorization of the 2021 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No. 1, Xiamen Airlines No.3 and Xiamen Airlines No.17 to US$66 million, US$9 million and US$9 million, respectively, within the authorized guarantee limit of RMB2,600 million or equivalent foreign currency.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 44 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.433 billion (equivalent to approximately RMB37.334 billion, calculated based on the Renminbi central parity rate of US$1=RMB6.8717 published by the People’s Bank of China on 31 March 2023), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company.

IV.	QUARTERLY FINANCIAL STATEMENTS

(I)	Type of audit opinion

☐  Applicable    √  Not applicable

(II)	Financial statements

Consolidated Balance Sheet

As at 31 March 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	31 March 2023	31 December 2022
Current assets:
Cash at bank and on hand	19,269	20,240
Settlement provisions
Loans to banks and other financial institutions
Held-for-trading financial assets
Derivative financial assets	2	2
Bills receivable
Accounts receivable	3,440	2,656
Receivables financing
Prepayments	757	619

Items	31 March 2023	31 December 2022
Premiums receivable
Reinsurance accounts receivable
Reinsurance contract reserves receivable
Other receivables	1,937	1,943
Including: Interest receivable
Dividends receivable
Financial assets purchased with agreement to resale
Inventories	1,535	1,387
Contract assets
Assets held for sale	26	26
Non-current assets due within one year	147	152
Other current assets	5,723	5,746

Total current assets	32,836	32,771

Non-current assets:
Loans and advances
Debt investments
Other debt investments
Long-term receivables	699	744
Long-term equity investments	6,290	6,205
Other equity instrument investments	659	659
Other non-current financial assets	50	49
Investment properties	372	341
Fixed assets	90,939	90,810
Construction in progress	33,750	33,322
Productive biological assets
Oil and gas assets
Right-of-use assets	122,685	126,491
Intangible assets	6,449	6,547
Development expenses
Goodwill

Items	31 March 2023	31 December 2022
Long-term deferred expenses	605	624
Deferred tax assets	12,473	12,473
Other non-current assets	953	965

Total non-current assets	275,924	279,230

Total assets	308,760	312,001

Current liabilities:
Short-term borrowings	57,193	53,674
Borrowings from the central bank
Loans from other banks
Held-for-trading financial liabilities
Derivative financial liabilities	1,681	1,708
Bills payable
Accounts payable	18,031	14,351
Advance payments received	4,515	3,383
Contract liabilities	1,548	1,496
Funds from selling out and repurchasing financial assets
Receipts of deposits and deposits from other banks
Accounts payable to brokerage customers
Proceeds from underwriting securities received on behalf of customers
Employee benefits payable	3,467	4,564
Taxes payable	500	640
Other payables	8,531	7,939
Including: Interest payable
Dividends payable
Fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	32,985	41,167
Other current liabilities	11,764	12,536

Total current liabilities	140,215	141,458

Items	31 March 2023	31 December 2022
Non-current liabilities:
Reserves for insurance contracts
Long-term borrowings	18,070	15,316
Bonds payable	19,194	19,128
Including: Preferred shares
Perpetual bonds
Lease liabilities	69,387	72,963
Long-term payables	255	289
Long-term salaries payable
Accrued liabilities
Deferred income	855	760
Deferred tax liabilities	24	24
Other non-current liabilities	7,370	6,949

Total non-current liabilities	115,155	115,429

Total liabilities	255,370	256,887

Owners’ equity (or shareholders’ equity):
Share capital (or issued capital)	18,121	18,121
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	52,775	52,775
Less: Inventory shares
Other comprehensive income	261	261
Specific reserve
Surplus reserve	2,579	2,579
General risk reserve
Retained earnings	-34,577	-32,679

Total equity attributable to owners of the parent company (or shareholders of the Company)	39,159	41,057

Items	31 March 2023	31 December 2022
Non-controlling interests	14,231	14,057

Total owners’ equity (or shareholders’ equity)	53,390	55,114

Total liabilities and owners’ equity (or shareholders’ equity)	308,760	312,001

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Income Statement

For the three months ended 31 March 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
I. Total revenue	34,055	21,471
Including: Operating revenue	34,055	21,471
Interest income
Premiums earned
Fees and commissions income
II. Total operating costs	36,569	28,055
Including: Cost of sales	33,294	24,921
Interest expense
Fees and commissions expense
Surrender payment
Net payment for insurance claim
Net provisions for insurance liability
Expenditure for insurance policy dividend
Reinsurance costs
Taxes and surcharges	143	75
Selling and administrative expenses	1,329	1,045
General and administrative expenses	872	760
Research and development expenses	114	88
Financial expenses	817	1,166
Including: Interest expenses	1,482	1,516
Interest income	121	118

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
Add: Other income	777	550
Investment income (“-” for losses)	89	67
Including: Income from investment in associates and joint ventures	89	67
Derecognition of income from financial assets at amortised cost
Exchange gain (“-” for losses)
Gain arising from net exposure hedge (“-” for losses)
Gains arising from changes in fair value (“-” for losses)	21	24
Credit losses (“-” for losses)
Impairment losses on assets (“-” for losses)
Gains on disposal of assets (“-” for losses)	160	36
III. Operating profit (“-” for losses)	-1,467	-5,907
Add: Non-operating income	85	61
Less: Non-operating expenses	21	5
IV. Total profits (“-” for total losses)	-1,403	-5,851
Less: Income tax expenses	321	-1,312
V. Net profit (“-” for net losses)	-1,724	-4,539
(I) By continuity
1. Net profit from continuing operations (“-” for net losses)	-1,724	-4,539
2. Net profit from discontinued operations (“-” for net losses)
(II) By ownership
1. Net profit attributable to shareholders of the Company (“-” for net losses)	-1,898	-4,496
2. Non-controlling interests (“-” for net losses)	174	-43

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
VI. Other comprehensive income, net of tax
(I) Other comprehensive income (net of tax) attributable to shareholders of the Company
1. Items that will not be reclassified to profit or loss
(1) Change in defined benefit plans arising from re-measurement
(2) Equity-accounted investees – share of other comprehensive income (non-recycling)
(3) Changes in fair value of other equity instruments
(4) Change in fair value of the Company’s own credit risk
2. Items that may be reclassified subsequently to profit or loss
(1) Equity-accounted investees-share of other comprehensive income (recycling)
(2) Change in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Provision for credit impairment of other debt investments
(5) Cash flow hedge
(6) Translation differences arising on translation of foreign currency financial statements
(7) Others
(II) Other comprehensive income (net of tax) attributable to non-controlling interests

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
VII. Total comprehensive income	-1,724	-4,539
(I) Attributable to shareholders of the Company	-1,898	-4,496
(II) Attributable to non-controlling interests	174	-43
VIII. Earnings per share:
(I) Basic earnings per share (RMB/share)	-0.10	-0.27
(II) Diluted earnings per share (RMB/share)	-0.10	-0.27

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Cash Flow Statement

For the three months ended 31 March 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
I. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	38,051	23,211
Net increase in customer and interbank deposits
Net increase in borrowings from the central bank
Net cash increase in placements from other financial institutions
Cash received from premiums under original insurance contracts
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment funds
Cash received from interest, fees and commissions
Net increase in capital due to banks and other financial institutions
Net increase in cash received from repurchase business
Net cash received by agents for trading in securities
Refund of taxes	39	16
Proceeds from other operating activities	856	662

Sub-total of cash inflows from operating activities	38,946	23,889

Payment for goods and services	20,631	15,009
Net increase in customer loans and advances to customers
Net increase in deposits in the central bank and interbank deposits
Cash paid for compensation payments under original insurance contracts
Net increase in placements with banks and other financial institutions
Cash paid for interest, fees and commissions
Cash paid for insurance policy dividend
Payment to and for employees	8,605	7,398

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
Payment of various taxes	737	1,257
Payment for other operating activities	165	208

Sub-total of cash outflows from operating activities	30,138	23,872

Net cash flows from operating activities	8,808	17
II. Cash flows from investing activities:
Cash received from return of investments
Cash received on investment income	4	—
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	852	517
Net cash received from disposal of subsidiaries and other operating units
Proceeds from other investing activities	131	90

Sub-total of cash inflows from investing activities	987	607

Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,536	3,441
Cash paid for investment
Net increase in secured loans
Net cash paid for acquisition of subsidiaries and other operating units
Other cash paid relating to investing activities

Sub-total of cash outflows from investing activities	2,536	3,441

Net cash flows from investing activities	-1,549	-2,834
III. Cash flows from financing activities:
Proceeds from investors	—	20
Including: Investment received from non-controlling interests	—	20
Proceeds from borrowings	8,200	14,490
Proceeds from other financing activities	4,200	14,400

Sub-total of cash inflows from financing activities	12,400	28,910

Repayments of borrowings	19,141	26,262
Payment for dividends, profit distributions or interest	1,425	1,567

Items	Three months ended 31 March 2023	Three months ended 31 March 2022
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries
Payment for other financing activities	10	—

Sub-total of cash outflows from financing activities	20,576	27,829

Net cash flows from financing activities	-8,176	1,081
IV. Effect of changes in exchange rate on cash and cash equivalents	-24	—
V. Net increase in cash and cash equivalents	-941	-1,736
Add: Cash and cash equivalents at the beginning of the period	19,889	21,456
VI. Cash and cash equivalents at the end of the period	18,948	19,720

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

(III)

Adjustment to relevant items of the financial statements at the beginning of the first adoption year due to the first adoption of new accounting standard or interpretation of accounting standard in 2023

☐  Applicable     √  Not applicable

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 April 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.